FORM  15.  -  Certification  and  Notice  of  Termination
of
Registration  Under Section 12(g) of the Securities
Exchange Act           of  1934  or  Suspension of duty to
file  reports  under
Sections  13 and 15(d) of the Securities Exchange  Act  9
of 1934.

                              Commission File Number
     015764
  Dean Witter/Coldwell Banker Tax Exempt Mortgage Fund, L.P
                                    TEMPO-L.P. Inc.
   (Exact name of registrant as specified in its charter)

  2 World Trade Center, 46th Floor /  New York, NY 10048 /
                       (212) 392-1054
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


               Assigned Benefit Certificates
  (Title of each class of securities covered by
                   this Form)



 (Titles of all other classes of securities for which a duty to file reports under section
    13(a) or 15(d) remains)

      Please  place  an  X in the box(es)  to
designate the appropriate rule provision(s) relied upon to terminate or suspend the duty file reports:

               Rule 12g-4(a)(1)(i)   X
Rule 12h3(b)(1)(i)   X
               Rule 12g-4(a)(1)(ii)
Rule 12h-
3(b)(1)(ii)
               Rule 12g-4(a)(2)(i)
Rule 12h-
3(b)(2)(i)
               Rule 12g-4(a)(2)(ii)
Rule 12h-
3(b)(2)(ii)
                                        Rule 15d-
6

Dean Witter/Coldwell Banker Tax Exempt Mortgage
Fund, L.P. terminated on December 31, 1998.

Approximate   number  of  holders  of  record
as   of   the certification or notice date:  0

Pursuant to the requirements of  the Securities
Exchange  Act of 1934  has caused this
certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:     June 9, 1999               By: Charles
M.  Charrow,
Controller